Exhibit 99.1

AGENDA FOR THE ORDINARY AND EXTRAORDINARY
GENERAL SHAREHOLDERS’ MEETING OF SEQUANS COMMUNICATIONS S.A. (the “Company”)
TO BE HELD ON JUNE 26, 2020

Ordinary Matters

1.	Approval of the statutory financial statements for the year ended December 31, 2019

2.	Approval of the consolidated accounts for the year ended December 31, 2019

3.	Allocation of net loss for the year ended December 31, 2019

4.	Related-party agreements

5.	Approval of the compensation plan for non-executive directors

6.	Renewal of Mr. Hubert de Pesquidoux as director

7.	Renewal of Ms. Mailys Ferrere as director

8.	Renewal of Mr. Yves Maitre as director

9.	Renewal of the statutory auditor

Extraordinary Matters

10.
Issuance of stock subscription warrants to subscribe up to 252,000 ordinary shares (representing, to date, 63,000 ADS); establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of shareholders’ preemptive subscription rights in favor of Mr. Alok Sharma, Mr. Richard Nottenburg, Mr. Zvi Slonimsky, Mr. Hubert de Pesquidoux, Mr. Dominique Pitteloud, Mr. Yves Maitre and Mr. Wesley Cummins; powers to be granted to the Board of Directors

11.
Authorization granted to the Board of Directors to grant stock subscription options to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the beneficiaries of such options; conditions attached to such authorization; powers to be granted to the Board of Directors

12.
Authority delegated to the Board of Directors to issue stock subscription warrants reserved to a specific class of persons and revocation of shareholders’ preemptive subscription rights in favor of such class

13.
Authorization granted to the Board of Directors to issue restricted free shares to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the holders of such restricted free shares; conditions attached to such authorization; powers to be granted to the Board of Directors

14.
Setting an overall ceiling of 5,000,000 ordinary shares (representing, to date, 1,250,000 ADS) for issues of stock subscription options, stock subscription warrants and restricted free shares granted pursuant to resolutions 11, 12 and 13 of this general shareholders’ meeting

15.
Authority delegated to the Board of Directors to carry out a capital increase up to a maximum nominal amount of € 2,000,000 by issuing shares and/or securities that confer rights to the Company’s equity and/or to securities that confer the right to an allotment of debt securities, reserved to specific classes of persons and revocation of preemptive subscription rights in favor of such classes, and to amend the terms of any debt securities issued under this or prior delegations authorized by the shareholders

16.
Delegation of powers to the Board of Directors to proceed to a reduction of the share capital by way of incorporation of losses into capital, with terms and timing to be decided by the Board of Directors

17.
Authority delegated to the Board of Directors to decide to increase the share capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees

18.	Powers and formalities

RESOLUTIONS

I. ORDINARY MATTERS

FIRST RESOLUTION

Approval of the statutory financial statements for the year ended December 31, 2019

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, having heard the Board of Directors’ management report and the statutory auditor’s general report, approves the statutory financial statements for the year ended December 31, 2019, which report a loss of € 27,493,723 for the Company.

The general shareholders’ meeting also approves the transactions reported in those financial statements or summarized in those reports.

The general shareholders’ meeting acknowledges and approves, pursuant to Article 223 quater of the French General Tax Code, the expenses and charges corresponding to the expenses of Article 39-4 of said code and referred to in said annual accounts.

SECOND RESOLUTION

Approval of the consolidated accounts for the year ended December 31, 2019

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, having heard the Board of Directors’ management report and the statutory auditor’s general report, approves the consolidated accounts for the year ended December 31, 2019, which report a consolidated loss of US$ 36,696,537.

The general shareholders’ meeting also approves the transactions reported in those financial statements or summarized in those reports.

THIRD RESOLUTION

Allocation of net loss for the year ended December 31, 2019

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, having heard the Board of Directors’ management report, resolves to allocate in full the loss for the year ended December 31, 2019 and amounting to € 27,493,723 to the “Retained Earnings/Loss” account, which as a result show a negative balance of: € 217,101,405.

The general shareholders’ meeting also acknowledges that no dividends have been distributed during the preceding five fiscal years.

FOURTH RESOLUTION

Related-party agreements

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings (shareholders directly or indirectly interested in any of said agreements not taking part in the vote), having heard the statutory auditor’s special report on related-party agreements referred to in Article L. 225-40 of the French Commercial Code, approves such report.

FIFTH RESOLUTION

Approval of the compensation plan for non-executive directors

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, having heard the Board of Directors’ management report, resolves, in accordance with Article L. 225-45 of the French Commercial Code, to set, with effect from the financial year commencing on January 1, 2020, at US$ 220,000 per year the maximum amount to be distributed among the members of the Board of Directors, in respect of their activity, until a new general shareholders’ meeting decides otherwise.

The general shareholders’ meeting further resolves that directors’ fees so distributed shall be allocated among members of the Board of Directors as follows:

(i)	Each non-executive director will receive directors’ fees as follows:

–	Base directors’ fees US$ 20,000 per year

–	Additional directors’ fees paid in consideration
for a director’s membership on certain committees
. Member of the Audit Committee    US$ 6,000 per year
. Chair of the Audit Committee    US$ 12,000 per year
. Member of the Compensation Committee    US$ 4,500 per year
. Chair of the Compensation Committee    US$ 9,000 per year

. Member of the Governance Committee    US$ 2,500 per year
. Chair of the Governance Committee    US$ 5,000 per year

A non-executive director may not be a member of more than two committees nor chair more than one committee. No compensation shall be paid to non-executive directors whose terms of employment prohibit them from receiving compensation for board membership.

(ii)	Each non-executive director may be reimbursed for reasonable travel expenses, upon presentation of receipts.

SIXTH RESOLUTION

Renewal of Mr. Hubert de Pesquidoux as Director

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, having heard the Board of Directors’ management report,

resolves to renew the appointment of Mr. Hubert de Pesquidoux as a director of the Company, for a new term of office of three (3) years which shall expire at the conclusion of the annual ordinary general shareholders’ meeting convened to approve the financial statements for the year ended December 31, 2022.

Mr. de Pesquidoux has already given notice that he would accept the office to which he has just been appointed and has represented that he does not hold any other office with other companies in France that would prevent him from accepting said duties.

SEVENTH RESOLUTION

Renewal of Ms. Mailys Ferrere as director

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, having heard the Board of Directors’ management report,

resolves to renew the appointment of Ms. Mailys Ferrere as a director of the Company, for a new term of office of three (3) years which shall expire at the conclusion of the annual ordinary general shareholders’ meeting convened to approve the financial statements for the year ended December 31, 2022.

Ms. Ferrere has already given notice that she would accept the office to which she has just been appointed and has represented that she does not hold any other office with other companies in France that would prevent her from accepting said duties.

EIGHTH RESOLUTION

Renewal of Mr. Yves Maitre as director

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, having heard the Board of Directors’ management report,

resolves to renew the appointment of Mr. Yves Maitre as a director of the Company, for a new term of office of three (3) years which shall expire at the conclusion of the annual ordinary general shareholders’ meeting convened to approve the financial statements for the year ended December 31, 2022.

Mr. Maitre has already given notice that he would accept the office to which he has just been appointed and has represented that he does not hold any other office with other companies in France that would prevent him from accepting said duties.

NINTH RESOLUTION

Renewal of the statutory auditor

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, having heard the Board of Directors’ management report,

resolves to renew the appointment of Ernst & Young Audit as statutory auditor of the Company, for a new term of office of six (6) years which shall expire at the conclusion of the annual ordinary general shareholders’ meeting convened to approve the financial statements for the year ended December 31, 2025.

II. EXTRAORDINARY MATTERS

TENTH RESOLUTION

Issuance of stock subscription warrants to subscribe up to 252,000 ordinary shares (representing, to date, 63,000 ADS)- establishing the conditions for exercising the stock warrants and adoption of an issuance agreement - Revocation of shareholders’ preemptive subscription rights in favor of Mr. Alok Sharma, Mr. Richard Nottenburg, Mr. Zvi Slonimsky, Mr. Dominique Pitteloud, Mr. Hubert de Pesquidoux, Mr. Yves Maître and Mr. Wesley Cummins

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, having heard the Board of Directors’ report and the statutory auditor’s report,

Having regard to Articles L. 225-129 and L. 228-91 et seq. of the French Commercial Code,

1.)
Resolves to issue stock subscription warrants to subscribe up to 252,000 ordinary shares (representing, to date, 63,000 American depositary shares or ADS of the Company) (hereinafter, “stock warrants”) for a price of € 0.00002777 each, i.e., a total amount of € 7.00.

2.)
Resolves that at the time of subscription, the purchase price of the stock warrants must be paid in full either in cash, by wire transfer to any of the bank accounts opened in the Company’s name or setoff against a claim held against the Company for directors’ fees.

3.)
Resolves that subscriptions will be accepted from June 29, 2020 until July 12, 2020, inclusive, at the Company’s principal office. Payments must be made within a period of ten days following the subscription.

4.)	Resolves that each stock warrant shall entitle the holder thereof to acquire one new ordinary share of the Company with a par value of € 0.02 (hereinafter, “New Share”).

5.)
Resolves to delegate to the Board of Directors the power to certify the exercise price of the stock warrants, with the right to subdelegate such power in accordance with applicable laws and regulations. Such exercise price shall be equal to 1/4th of the closing price of the Company ADS on the New York Stock Exchange on this 26[h] day of June 2020.

6.)
Resolves that the New Shares subscribed by exercising the stock warrants shall be subscribed for and paid in full at the time of the subscription, in cash or by setoff against a claim held against the Company. These New Shares shall be subject to all provisions of the Company’s bylaws and, if applicable, shall enjoy all rights pertaining to shares in that class, as of the date the capital increase is completed.

7.)
Authorizes the Board of Directors to increase the share capital by a maximum nominal amount of € 5,040, which, on the basis of the issuance of 252,000 New Shares with a par value of € 0.02 each, corresponds to the exercise of 252,000 stock warrants.

8.)
Resolves to approve the terms and conditions governing the stock warrants, as set forth in the form of stock warrant issuance agreement (hereinafter, “Stock Warrants Issuance Agreement”) appended to these resolutions as Attachment 1, and adopts all provisions of said Stock Warrant Issuance Agreement, which provide inter alia that the period during which the stock warrants may be exercised shall expire ten years from the date of issuance, i.e., June 26, 2030.

9.)
Resolves to set as follows the vesting conditions for the stock warrants, the subscription of 36,000 stock warrants each being reserved for Mssrs. Alok Sharma, Zvi Slonimsky, Hubert de Pesquidoux, Dominique Pitteloud, Yves Maître, Richard Nottenburg and Wesley Cummins, provided that the beneficiary still holds the office of director or is a member of the strategic advisory board on each exercise date, up to one-third of the aggregate number of stock warrants for which the beneficiary subscribes may be exercised each year, i.e.: (i) up to one-third of such number on the date of the first anniversary of the date they are granted; (ii) up to two-thirds of such number on the date of the second anniversary; and (iii) without restriction on the date of the third anniversary. The detailed conditions for exercise of the warrants are described in the Stock Warrant Issuance Agreement.

10.)
Acknowledges and confirms, to the extent necessary, that in accordance with Article L. 225-132 of the French Commercial Code, the decision of this shareholders’ meeting to issue the stock warrants constitutes an automatic waiver by the shareholders, in favor of the holder of the stock warrants, of their preemptive subscription right to the shares that may be subscribed by exercising and presenting such stock warrants. Said waiver shall accrue in favor of the holder of the stock warrants on the date they are exercised.

11.)
Resolves that the holder of the stock warrants shall benefit from the protections afforded by applicable laws and regulations to holders of stock warrants, in accordance with the requirements prescribed for this class of securities that confer equity rights, and as set forth in the Stock Warrant Issuance Agreement.

12.)
In consequence of the foregoing, the shareholders’ meeting delegates to the Board of Directors full powers to carry out the increase of the share capital resulting from the exercise of the stock warrants, and in particular to:

(i)	Inform the beneficiaries of the stock warrants, collect the subscription price for said stock warrants and perform all necessary formalities;

(ii)	Carry out the increase of the share capital resulting from the exercise of the stock warrants and, in particular, to:

-	collect the subscriptions and the payments of the price of the shares issued pursuant to the exercise of these stock warrants;

–
if applicable, certify, at any time or at the first Board of Directors’ meeting following the end of each year, the number and par value of the shares subscribed by the holders of stock warrants and the corresponding capital increases;

–	make the necessary amendments to the Company’s bylaws and perform all necessary formalities;

–
take in due course all measures that may be necessary to preserve the rights of the holders of stock warrants in the cases prescribed by law and in accordance with the requirements of the Stock Warrant Issuance agreements. However, during the entire period of validity of the stock warrants, the Company shall be entitled (i) to change its legal form or corporate purposes without obtaining the prior authorization of the stock warrant holders and (ii) to amend the rules for distributing profits, redeem its capital and create preferred shares that result in such amendment or redemption, provided it is authorized to do so in accordance with the requirements of Article L. 228-103 of the French Commercial Code and that, in consequence thereof, the Company takes the measures necessary to preserve the holders’ rights, in compliance with applicable laws and regulations; and

–	in general, enter into all agreements, take all measures, perform all formalities with respect to the issuance, successful issue and financial servicing of the shares issued pursuant to this authorization and make all corresponding amendments to the Company’s bylaws as well as performing all necessary formalities in order to allow the Company shares to be issued hereunder to be traded on the New York Stock Exchange in the form of ADS.

13.)
Resolves to revoke the shareholders’ preemptive subscription rights provided by Article L.225-32 of the French Commercial Code and to reserve to Mr. Alok Sharma the subscription for 36,000 stock warrants.

14.)
Resolves to revoke the shareholders’ preemptive subscription rights provided by Article L. 225-32 of the French Commercial Code and to reserve to Mr. Zvi Slonimsky the subscription for 36,000 stock warrants.

15.)
Resolves to revoke the shareholders’ preemptive subscription rights provided by Article L. 225-32 of the French Commercial Code and to reserve to Mr. Dominique Pitteloud the subscription for 36,000 stock warrants.

16.)
Resolves to revoke the shareholders’ preemptive subscription rights provided by Article L. 225-32 of the French Commercial Code and to reserve to Mr. Hubert de Pesquidoux the subscription for 36,000 stock warrants.

17.)
Resolves to revoke the shareholders’ preemptive subscription rights provided by Article L. 225-32 of the French Commercial Code and to reserve to Mr. Yves Maître the subscription for 36,000 stock warrants.

18.)
Resolves to revoke the shareholders’ preemptive subscription rights provided by Article L. 225-32 of the French Commercial Code and to reserve to Mr. Richard Nottenburg the subscription for 36,000 stock warrants.

19.)
Resolves to revoke the shareholders’ preemptive subscription rights provided by Article L. 225-32 of the French Commercial Code and to reserve to Mr. Wesley Cummins the subscription for 36,000 stock warrants.

20.)
Lastly, resolves that, within 15 days from this general shareholders’ meeting, the Board of Directors shall prepare an additional report on the exact impact of the issuance of the stock warrants on the position of holders of shares or equity securities, on the basis of the exercise price set by the Board of Directors, or pursuant to a subdelegation in accordance with applicable laws and regulations. Such price shall be reported to the next general shareholders’ meeting.

ELEVENTH RESOLUTION

Authorization given to the Board of Directors to grant stock subscription options to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the beneficiaries of such options; conditions attached to such authorization; powers to be granted to the Board of Directors

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, having heard the Board of Directors’ report and the statutory auditor’s report, acting in accordance with Articles L. 225-177 et seq. of the French Commercial Code,

1.)
Authorizes the Board of Directors to issue, when it deems appropriate, stock subscription options (“Options”), on one or more occasions, to the employees of the Company’s subsidiaries, as well as to the Company’s employees and corporate officers.

2.)
Resolves that the Options granted pursuant to this authorization shall not confer the right to subscribe a total number of shares greater than five million (5,000,000) shares with a par value of € 0.02, and further subject to the overall limit set forth in the FOURTEENTH resolution.

3.)
Resolves that each Option shall entitle the beneficiary thereof to subscribe one share in the Company with a par value of € 0.02 (hereinafter, “New Share”) at the market value of the Company’s shares, as determined on the date the Board of Directors actually grants said Option, and delegates to the Board of Directors the power to certify the exercise price, with the right to subdelegate such power in accordance with applicable laws and regulations. Such exercise price shall be equal to 1/4th of the closing price of the Company ADS on the New York Stock Exchange on the date said Option is actually granted.

4.)	Resolves that the Options must be exercised within a period of ten years from the date said Options are granted, and that they shall cease to be valid after such date.

5.)
Resolves that the New Shares subscribed by exercising the Options shall be subscribed and paid in full, in cash, at the time of the subscription. Such New Shares shall be subject to all provisions of the Company’s bylaws applicable to shares of the same class and shall enjoy all rights pertaining thereto as of the date the capital increase is completed.

6.)
Notes that this decision automatically constitutes an express waiver in favor of the beneficiaries of the Options, by the shareholders, of their preemptive subscription rights to the New Shares that will be issued as said Options are exercised. The increase in the share capital resulting from the exercise of the Options shall be definitively completed merely as the result of a statement that the Options are being exercised, accompanied by the New Shares subscription form and payment of the New Shares subscription price.

7.)	Confers full powers on the Board of Directors to implement this authorization and, in particular, to:

–	determine the beneficiaries of the Options, in compliance with applicable laws and regulations, as well as the number of Options to be granted to each beneficiary, free of charge;

–	determine the exercise price for these Options in accordance with the procedures established by said general shareholders’ meeting, in accordance with applicable laws and regulations;

–
determine the dates and conditions necessary for exercising the Options, including but not limited to presence in the Company (or a Company’s subsidiary), seniority, or individual or collective performance criteria;

–
determine the procedure by which the rights of the beneficiaries of the Options will be preserved, in particular by an adjustment, in the event the Company carries out any transaction while the Options are still valid that can be carried out only by preserving the rights of said beneficiaries;

–
inform the beneficiaries of the Options, collect the subscriptions and payments of the price of the shares issued pursuant to the exercise of such Options and certify completion of the corresponding capital increases;

–
in general, to enter into all agreements, take all measures, perform all formalities with respect to the issuance, successful issue and financial servicing of the shares issued pursuant to this authorization and make all corresponding amendments to the Company’s bylaws as well as performing all necessary formalities in order to allow the Company shares to be issued hereunder to be traded on the New York Stock Exchange in the form of ADS.

In accordance with the provisions of Article L. 225-184 of the French Commercial Code, each year, at the ordinary general shareholders’ meeting, the Board of Directors shall inform the shareholders in a special report of the transactions carried out pursuant to this resolution.

8.)	Sets at thirty-eight (38) months, as of the date of this general shareholders’ meeting, the period of validity of this authorization.

9.)
Acknowledges that, as of this date, this delegation of authority abrogates the unused portion, if any, of any prior delegation of authority for the same purpose, i.e., any authorization given to the Board of Directors to grant stock subscription options and revoke shareholders’ preemptive subscription rights in favor of the beneficiaries of such options.

TWELFTH RESOLUTION

Authority delegated to the Board of Directors to issue stock subscription warrants reserved to a specific class of persons and revocation of shareholders’ preemptive subscription rights in favor of such class

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, having heard the Board of Directors’ report and the statutory auditor’s report, acting in accordance with Articles L. 225-129-2, L. 225-138 and L. 228-91 et seq. of the French Commercial Code,

1.)	Delegates to the Board of Directors its authority to issue, when it deems appropriate, stock subscription warrants (“warrants”), on one or more occasions, for a price of € 0.01 each.

2.)
Resolves that the warrants issued pursuant to this delegation shall not confer the right to acquire a total number of shares greater than five million (5,000,000) shares with a par value of € 0.02, and further subject to the overall limit set forth in the FOURTEENTH resolution.

3.)
Resolves that each stock warrant shall entitle the beneficiary thereof to acquire one new ordinary share with a par value of € 0.02 (hereinafter, “New Share”) at the market value of the Company’s shares, as determined on the date the Board of Directors actually grants the warrants, and delegates to the Board of Directors the power to certify the exercise price, with the right to subdelegate such power in accordance with applicable laws and regulations. Such exercise price shall be equal to 1/4th of the closing price of the Company ADS on the New York Stock Exchange on the date said warrants are actually granted.

4.)	Resolves that the warrants must be exercised within a period of ten years from the date they are issued, and that they shall cease to be valid after such date.

5.)
Resolves that the New Shares subscribed by exercising the warrants shall be subscribed and paid in full, in cash, at the time of the subscription. Such New Shares shall be subject to all provisions of the Company’s bylaws applicable to shares of the same class and shall enjoy all rights pertaining thereto as of the date the capital increase is completed.

6.)
Notes that this decision automatically constitutes an express waiver in favor of the beneficiaries of these warrants, by the shareholders, of their preemptive subscription rights to the shares that will be issued as said warrants are exercised. The increase in the share capital resulting from the exercise of the warrants shall be definitively completed merely as the result of a statement that the warrants are being exercised, accompanied by the New Shares subscription form and payment of the New Shares subscription price.

7.)
Resolves, pursuant to Article L. 225-138 of the French Commercial Code, to revoke the preemptive subscription rights afforded by Article L. 225-132 of the aforementioned Code in favor of persons who meet the characteristics specified below, and who are selected by the Board of Directors:

•	the Company’s external partners (independent consultants, etc.) who contribute to the Company’s expansion and success.

8.)	Confers full powers on the Board of Directors to implement this delegation and, in particular, to:

–	determine the beneficiaries of the warrants, in compliance with applicable laws and regulations;

–	determine the exercise price for these warrants in accordance with the procedures established by this general shareholders’ meeting;

–
determine the dates and conditions necessary for exercising the warrants, including but not limited to status of contractual relationship with the Company, as well as individual or collective performance criteria;

–
determine the procedure by which the rights of the holders of the warrants will be preserved, in particular by an adjustment, in the event the Company carries out any transaction while the warrants are still valid that can be carried out only by preserving the rights of said holders;

–
inform the holders of the warrants, collect the subscriptions and payments of the price of the New Shares issued pursuant to the exercise of these warrants and certify completion of the corresponding capital increases; and

–
in general, enter into all agreements, take all measures, perform all formalities with respect to the issue, successful issue and financial servicing of the shares issued pursuant to this delegation and make all corresponding amendments to the Company’s bylaws as well as performing all necessary formalities in order to allow the Company shares to be issued hereunder to be traded on the New York Stock Exchange in the form of ADS.

9.)
Lastly, points out that, in accordance with Article R.225-116 of the French Commercial Code, within a period of 15 days following each use of this delegation of authority, the Board of Directors shall prepare an additional report describing the definitive terms of the transactions carried out pursuant to this resolution. Such additional report shall be provided to the next general shareholders’ meeting.

10.)	Sets at eighteen (18) months, as of the date of this general shareholders’ meeting, the period of validity of this delegation.

11.)
Acknowledges that, as of this date, this delegation of authority abrogates the unused portion, if any, of any prior delegation of authority for the same purpose, i.e., any authority delegated to the Board of Directors to issue stock warrants reserved to a specific class of persons and revoke shareholders’ preemptive subscription rights in favor of the holders of such warrants.

THIRTEENTH RESOLUTION

Authorization given to the Board of Directors to grant restricted free shares to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the beneficiaries of such restricted free shares ; conditions attached to such authorization; powers to be granted to the Board of Directors

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, having heard the Board of Directors’ report and the statutory auditor’s report, acting in accordance with Articles L. 225-197-1 through L. 225-197-6 of the French Commercial Code,

1.)
Authorizes the Board of Directors to issue, when it deems appropriate, restricted free shares, on one or more occasions, to the employees of the Company’s subsidiaries, as well as to the Company’s employees and corporate officers.

2.)
Resolves that the restricted free shares granted pursuant to this authorization shall not confer the right to acquire a total number of shares greater than five million (5,000,000) shares with a par value of € 0.02, and further subject to the overall limit set forth in the FOURTEENTH resolution.

3.)
Authorizes the Board of Directors to issue such shares by an incorporation of reserves, additional paid-in capital or retained earnings in an amount equal to the nominal value of the restricted free shares granted.

4.)	Notes that this decision automatically constitutes an express waiver in favor of the beneficiaries of the restricted free shares, by the shareholders, of their preemptive subscription rights.

5.)	Confers full powers on the Board of Directors to implement this authorization and, in particular, to:

–	determine the beneficiaries of the restricted free shares, in compliance with laws and regulations, as well as the number to be granted to each beneficiary;

–	resolve to increase, as appropriate, the minimum vesting periods required by law in the context of the current authorization;

–
determine the conditions and criteria for the grant of restricted free shares, such as, without limitation, seniority, work contract valid and any other financial condition or condition for individual or collective performance;

–	determine that vesting may be accelerated in the event of long-term disability:

–	determine a period during which the vested shares may not be sold;

–	register the restricted free shares in the shareholder register, indicating the vesting periods;

–	account for the nominal value of the restricted free shares issued;

–	create a restricted reserve for the amount of the nominal value;

–
determine the procedure by which the rights of the beneficiaries of the restricted free shares will be preserved, in particular by an adjustment, in the event the Company carries out any transaction while the restricted free shares are unvested that can be carried out only by preserving the rights of said beneficiaries; and

–
in general, to enter into all agreements, take all measures, perform all formalities with respect to the issuance, successful issue and financial servicing of the shares issued pursuant to this authorization and make all corresponding amendments to the Company’s bylaws as well as performing all necessary formalities in order to allow the Company shares to be issued hereunder to be traded on the New York Stock Exchange in the form of ADS.

In accordance with the provisions of Article 225-197-4 of the French Commercial Code, each year, at the ordinary general shareholders’ meeting, the Board of Directors shall inform the shareholders in a special report of the transactions carried out pursuant to this resolution.

6.)	Sets at thirty-eight (38) months, as of the date of this general shareholders’ meeting, the period of validity of this authorization.

7.)
Acknowledges that, as of this date, this delegation of authority abrogates the unused portion, if any, of any prior delegation of authority for the same purpose, i.e., any authority delegated to the Board of Directors to grant restricted free shares to employees or executive management.

FOURTEENTH RESOLUTION

Setting an overall ceiling of 5,000,000 ordinary shares (representing, to date, 1,250,000 ADS) for issues of company stock subscription options, stock subscription warrants and restricted free shares granted pursuant to resolutions 11, 12 and 13 of this general shareholders’ meeting

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, having heard the Board of Directors’ report,

Sets the maximum number of new shares that may be issued pursuant to the issuance authorizations or delegations that are the subject of the ELEVENTH, TWELFTH and THIRTEENTH resolutions of this general shareholders’ meeting at five million (5,000,000) shares with a par value of € 0.02.

FIFTEENTH RESOLUTION

Authority delegated to the Board of Directors to carry out one or more capital increases up to a maximum nominal amount of € 2,000,000 by issuing shares and/or securities that confer rights to the Company’s equity and/or securities that confer the right to an allotment of debt securities, reserved to specific classes of persons, and revocation of preemptive subscription rights in favor of such classes, and to amend the terms of any debt securities issued under this or prior delegations authorized by the shareholders

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, having heard the Board of Directors’ report and the statutory auditor’s report, in accordance with the provisions of Articles L. 225-129-2, L. 225-135-1, L. 225-138 and L. 228-91 et seq. of the French Commercial Code,

1.)
Delegates to the Board of Directors its authority for the purpose of carrying out one or more capital increases, of the size and at the times in its discretion, in euros, any other currency or a monetary unit established with reference to several currencies, by issuing ordinary shares (to the exclusion of preferred shares) or securities that confer rights to the Company’s equity or securities that confer the right to an allotment of debt securities, issued for consideration or free of charge. Subscriptions for shares and other securities may be made for cash or by a setoff against claims and shall be paid in full at the time of the subscription.

2.)
Resolves that this delegation of authority may only be used to finance the growth of the Company including, for example, acquisitions of companies or business activities, and in general any financing for the development of the Company.

3.)
Resolves that the maximum nominal amount of capital increases that may be carried out, immediately or in the future, pursuant to this delegation of authority shall be two million euros (€ 2,000,000) (or the equivalent of this amount in any other currency that is legal tender or in any unit of account established with reference to a set of currencies). Furthermore, if necessary, shall be added to this maximum nominal amount the nominal amount of additional shares to be issued in order to preserve the rights of holders of securities that confer rights to the Company’s equity, in accordance with law and applicable contractual provisions.

4.)
Resolves that the Board of Directors may increase the number of securities to be issued in the event of a share capital increase by virtue of issues carried out pursuant to this resolution, at the same price as that used for the initial issue, in accordance with applicable laws and regulations on the issuance date (to date, within thirty days from the closing of the subscription period and within the limit of 15% of the initial issue), in particular with a view to granting an over-allotment option in accordance with market practices.

5.)
Resolves that the maximum nominal amount of debt instruments that represent claims against the Company that may be issued, directly or indirectly, immediately or in the future, pursuant to this delegation of authority shall be thirty-five million euros (€ 35,000,000) (or the equivalent of this amount in any other currency that is legal tender or in any unit of account established with reference to a set of currencies).

6.)	Resolves to revoke the shareholders’ preemptive right to subscribe for the securities that are the subject of this delegation in favor of:

-	any industrial partner that has a similar, complementary or related business to that of the Company;

-	or institutional or strategic investors

(i)
that have, as the case may be, the status of Qualified Institutional Buyers or Institutional Accredited Investors within the meaning of U.S. law, of qualified investors within the meaning of Regulation (EU) 2017/1129 of 14 June 2017 or an equivalent status under the rules applicable in its country of incorporation;

(ii)	and that invest in companies with high growth potential and have a certain number of significant references making investments in small/mid cap equities;

-	or any institution that acts as a depository in connection with any offering by the Company of American Depositary Shares (“ADS”) registered with the Securities and Exchange Commission.

7.)
Acknowledges the fact that this delegation of authority automatically constitutes an express waiver in favor of the holders of securities that confer rights to the Company’s equity that may be issued pursuant to this resolution, by the shareholders, of their preemptive right to subscribe for the shares to which the securities will confer rights.

8.)
Resolves that the issue price (or the amount of the consideration that the Company is to receive subsequently for each share to be issued in the event securities that confer rights to the Company’s equity are issued) will be set either (i) in accordance with market practices such as, for example, in the case of an underwritten deal or private placement by reference to the price obtained by comparing the number of securities offered for subscription with subscription requests made by investors, using “book-building” techniques as developed by professional practice in the market, or (ii) in accordance with objective share valuation methods that may be selected (including, if applicable, by reference to the price of the Company’s ADS on the New York Stock Exchange) and, if the Board of Directors deems necessary, with the assistance of independent valuation services.

9.)	Sets at eighteen (18) months, as of the date of this general shareholders’ meeting, the period of validity of this delegation of authority.

10.)	Resolves that the Board of Directors shall have full powers to implement this delegation of authority, within the restrictions and subject to the conditions specified above and, in particular, to:

-
draw up a list of beneficiaries within the classes described above that may subscribe for the securities issued and the number of securities to allot to each one, subject to the restrictions specified above;

-
set the amount of the issue(s) that will be carried out pursuant to this delegation of authority and decide inter alia the issue price (in accordance with the price-setting conditions specified above) and the dates, deadlines, procedures and conditions applicable to the subscription, delivery and dated date of the securities, subject to applicable laws and regulations;

-
if applicable, establish the procedures for exercising the rights pertaining to shares or securities that confer equity rights that are to be issued and, if applicable, establish the procedures for exercising inter alia conversion, exchange and redemption rights, including by delivering assets to the Company, such as securities already issued by the Company;

-
collect the subscriptions and corresponding payments and certify completion of the capital increases up to the amount of shares subscribed, and make the corresponding amendment to the Company’s bylaws;

-
pursuant to its sole initiative, set off the expenses of the capital increase(s) against the amount of the issue premium(s) generated thereby, and withdraw from such amount the sums necessary to increase the amount of the statutory reserve to one-tenth of the new amount of the share capital after each capital increase;

-
decide and make all adjustments intended to take account of the impact of transactions on the Company’s capital, in particular, changes to the par value of shares, capital increases by capitalizing reserves, free allotments of shares, stock splits or reverse stock splits, distributions of reserves or any other assets, capital redemptions or any other transaction involving shareholders’ equity, and determine the procedures by which the rights of the holders of securities that confer equity rights will be preserved, if necessary; and

-
in general, take all measures and perform all formalities of use with respect to the issuance and financial servicing of the securities issued pursuant to this delegation of authority and for exercising the rights pertaining thereto as well as perform all necessary formalities in order to allow the Company shares to be issued hereunder to be traded on the New York Stock Exchange in the form of ADS.

11.)
Resolves that by virtue of this delegation, and within its limits and subject to the provisions of Article L. 228-65 of the French Commercial Code, the Board of Directors shall also have the authority to amend the terms of any existing convertible debt which was previously issued by the Board of Directors acting under the delegation of authority consented by this or any other meeting of shareholders.

12.)
Acknowledges that, as of this date, this delegation of authority abrogates the unused portion, if any, of any prior delegation of authority for the same purpose, it being specified, for the avoidance of doubt, that the delegation of authority provided for under the TWELFTH resolution has a different purpose from this FIFTEENTH resolution and that the latter accordingly does not abrogate such TWELFTH resolution.

13.)
Notes that in accordance with Article R.225-116 of the French Commercial Code, the Board of Directors will prepare, within 15 days of the use this delegation, a complementary report describing the final conditions of the transactions carried out pursuant to this resolution. Such report will be made available at the next shareholders meeting.

SIXTEENTH RESOLUTION

Delegation of powers to the Board of Directors to proceed to a reduction of the share capital by way of incorporation of losses into capital, with terms and timing to be decided by the Board of Directors

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, having read the Board of Directors’ report and the statutory auditor’s report, in accordance with the provisions of Article L. 225-204 paragraph 1 of the French Commercial Code,

1.)	Delegates to the Board of Directors all powers to

–
decide to eliminate totally or partially the amount of accumulated deficit by incorporating such deficit into additional paid-in capital account such that the additional paid-in capital account is reduced to a limit of € 0;

–
decide then, if any accumulated deficit remains, to incorporate the remaining deficit into the nominal capital account such that the nominal capital account is reduced to a limit of the legal minimum nominal capital; and

–	decide that any reduction of the nominal capital account will result in a corresponding reduction of the nominal value per ordinary share of the Company;

2.)	Resolves that the Board of Directors shall have full powers to implement this delegation to:

-	determine the exact amount of the reduction of the accumulated deficit;

-	determine the exact amount of the reduction of the nominal capital account of the Company;

-	determine the new nominal value per ordinary share of the Company;

-	publish all required notices and perform all required formalities;

-	acknowledge and finalize the reduction of nominal capital and the balance of the retained earnings; and

-	modify the Company by-laws Article 6 “Share Capital”;

3.)	Sets at twelve (12) months, as of the date of this general shareholders’ meeting, the period of validity of this delegation of powers.

SEVENTEENTH RESOLUTION

Authority delegated to the Board of Directors to decide to increase the share capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, having heard the Board of Directors’ report and the statutory auditor’s report, acting in accordance with, firstly, the provisions of Articles L. 225-129-2, L. 225-129-6 and L. 225-138-1 of the French Commercial Code and, secondly, the provisions of Articles L. 3332-1 et seq. of the French Labor Code (Code du Travail),

1.)
Delegates to the Board of Directors its authority to decide to increase the share capital, on one or more occasions, up to a maximum total number of shares equal to 3% of share capital on the date of the Board of Directors’ decision, by issuing shares or securities that confer equity rights, reserved to members of one or more corporate savings plans (or any other membership plan for which applicable laws and regulationspermit reserving a capital increase under equivalent conditions) that may be set up within the group comprised of the Company and the French or foreign companies within the Company’s consolidation scope or combination of accounts.

2.)	Sets at twenty-six (26) months, as of the date of this shareholders’ meeting, the period of validity of this delegation of authority.

3.)	Resolves that the issue price of the new shares or securities that confer equity rights shall be determined in accordance with applicable laws and regulations.

4.)
Authorizes the Board of Directors to grant, free of charge, to the beneficiaries specified above, in addition to shares or securities that confer equity rights to be subscribed for cash, shares or securities that confer equity rights to be issued or already issued by way of substitution of all or part of the discount to the share subscription price, provided the benefit obtained from such allotment does not exceed applicable laws and regulations limits.

5.)
Resolves to revoke, in favor of the beneficiaries specified above, the preemptive right of shareholders to subscribe for the securities that are the subject of this authorization. Furthermore, said shareholders shall waive all rights to the restricted free shares or securities that confer equity rights that may be issued pursuant to this resolution.

6.)
Resolves that the Board of Directors shall have full powers to implement this delegation of authority, with the right to subdelegate such powers in accordance with applicable laws and regulations, within the limits and subject to the conditions specified above, for the purpose of setting the issuance and subscription conditions, certify completion of the resulting capital increases and make the corresponding amendments to the Company’s bylaws and, in particular, to:

–
establish, in accordance with legal requirements, a list of companies whose employees, employees on early retirement and retired employees may subscribe for the shares or securities that confer equity rights thus issued and, if applicable, may be entitled to restricted free shares or securities that confer equity rights;

–	decide that the subscriptions may be made directly or through corporate mutual funds or other structures or entities permitted by applicable laws and regulations;

–	determine the conditions, in particular, seniority conditions, that the beneficiaries of the capital increases must meet;

–
if applicable, set off the expenses of the capital increases against the amount of the issue premiums generated thereby, and withdraw from such amount the sums necessary to increase the amount of the statutory reserve to one-tenth of the new amount of stated capital as a result of such capital increases; and

–
in general, enter into all agreements, take all measures, perform all formalities with respect to the issuance, successful issue and financial servicing of the shares issued pursuant to this authorization and make all corresponding amendments to the Company’s bylaws as well as performing all necessary formalities in order to allow the Company shares to be issued hereunder to be traded on the New York Stock Exchange in the form of ADS.

7.)
Acknowledges that, as of this date, this delegation of authority abrogates the unused portion, if any, of any prior delegation of authority to the Board of Directors for the purpose of carrying out a capital increase reserved for employees, it being specified, for the avoidance of doubt, that the delegations of authority provided for under the TWELFTH and FIFTEENTH resolutions each has a different purpose from this SEVENTEENTH resolution and that the latter accordingly does not abrogate such TWELFTH and FIFTEENTH resolutions.

EIGHTEENTH RESOLUTION

Powers and formalities

The general shareholders’ meeting grants full powers to the bearer of the original, an excerpt or a copy of these minutes for the purpose of performing all publication, filing and other necessary formalities.

*            *
*

Attachment 1

Stock Warrants Issuance Agreement

Dated June 26, 2020
(1) SEQUANS COMMUNICATIONS S.A. (the “Company”)
(2) THE HOLDER OF BSA

Summary

PREAMBLE: PRESENTATION OF THE ISSUANCE AGREEMENT

Title 1.    SUBSCRIPTION AND FEATURES OF BSA

Article 1.	Holder of BSA

Article 2.	Allotment and subscription of BSA

Article 3.	Features and period of validity of BSA - Conditions of exercise

Article 4.	Setting of the subscription price for shares covered by the BSA

Article 5.	Termination of the mandate of non-executive Board Member of the Company - Exceptions

Title 2.    RIGHT OF EXERCISE - SUSPENSION - FORMALITIES - SHARES SUBSCRIBED

Article 6.	Suspension of the rights to exercise the BSA

Article 7.	Conditions of exercise of BSA

Article 8.	Delivery and form of shares

Article 9.	Rights and availability of shares

Title 3.	REPRESENTATION OF HOLDERS - Protection - AMENDMENT OF THE ISSUANCE AGREEMENT

Article 10.	Representation of Holders

Article 11.	Protection of Holders - Rights of the Company

Article 12.	Binding effect - Amendment of the issuance agreement - Term - Jurisdiction

15

WHEREAS:

In a decision taken on June 26, 2020, a combined general shareholders' meeting (the "CGM") of the Company voted in favour of the issuance of a total number of 252,000 BSA (warrants), at a subscription price of 0,00002777 euro per BSA (i.e. 1.00. euro for 36,000 BSA), allocated as follows:

-    Mr. Hubert de Pesquidoux    36,000 BSA
-    Mr. Dominique Pitteloud        36,000 BSA

–	Mr. Zvi Slonimsky 36,000 BSA
-     Mr. Alok Sharma         36,000 BSA
-     Mr. Yves Maître        36,000 BSA
-     Mr. Richard Nottenburg        36,000 BSA
-    Mr. Wesley Cummins        36,000 BSA

Each BSA subscribed gives the Holder the right to purchase one ordinary share of the Company at a fixed exercise price.

The CGM delegated to the Board of Directors the power (i) to record the exercise price equal to the closing market value on the issuance date of the BSA, (ii) to ascertain the completion of the capital increase relating to the subscription of the BSA, (iii) increase share capital by a maximum nominal amount of € 5,040 with respect to 252,000 BSA, and subsequently (iv) to record the successive increases in share capital as a result of the exercise of the BSA, and to carry out all formalities required as a result thereof.

The Board of Directors, in their meeting of June [•], 2020, did record the exercise price and ascertain the increase of the share capital.

The CGM, having eliminated the preferred subscription right of shareholders to the BSA, fully reserved subscription of these BSA for the subscribers designated by the CGM.

The purpose of this BSA issuance agreement (the “Issuance Agreement”) is to define the terms and conditions governing the BSA issued to each Holder with a vesting period.

THE PARTIES AGREE AS FOLLOWS

Title 1. SUBSCRIPTION AND FEATURES OF BSA

Article 1.	Holder of BSA

The Holder is a physical person being a non-executive member of the Company's Board of Directors, designated by the CGM.

The number of BSA allocated to each Holder is 36,000, as provided in the recitals.

Article 2.	Allotment and subscription of BSA.

The BSA proposed to the Holders shall be subscribed at the price of 0.00001042 euro per BSA (i.e. 1.00 euro for the 36,000 BSA allotted to each Holder), price which shall be paid on subscription, either by mean of a payment in cash or by way of a set-off with a debt.

The number of BSA allotted to Holder shall be indicated in an Individual Notification Letter sent to him/her by the Chairman; the subscription of such shall be done no later than 10 days from the receipt of the aforesaid letter, by returning to the Company

-	the BSA subscription form duly signed,

-	as well as a copy of this Issuance Agreement attached to said letter, after the Holder has duly executed said copies.

Failure to comply with this major formality within the applicable period - except in the event of Force Majeure - shall render the BSA issued immediately and automatically void.

Article 3.	Features and period of validity of BSA - Conditions of exercise

Provided they are subscribed for by the Holder, BSA are granted for a period of 10 years as from June 26, 2020, date of their issuance by the CGM.

BSA must be exercised within the aforementioned maximum period of 10 years; furthermore, the vesting schedule (the “Vesting Schedule”) is at the rate of 1/3rd per year. For the sake of clarity, it is specified that, the Holder shall be entitled to exercise up to 1/3rd of his/her BSA on the first, up to 2/3rd on the second and without restriction on the third anniversary of the date of issuance by the CGM as documented in the Individual Notification Letter.

Exercising a BSA entitles the Holder to subscribe for one ordinary share of the Company’s share capital.

This number of shares cannot be modified during the BSA period of validity, except in the event of an adjustment in the subscription price and any other adjustments in accordance with applicable laws and regulations.

Any BSA that is not exercised by the expiry of the aforementioned 10-year period shall be null and void.

Article 4.	Setting of the exercise price for shares covered by the BSA

The CGM decided that the exercise price for shares to be issued pursuant to an exercise of the BSA shall be equal, based on the current share/ADS ratio, to 1/4th of the closing price on the New York Stock Exchange of a Company ADS on June 26, 2020.

This subscription price - with respect to this BSA Issuance Agreement - is set in the amount of USD [] per share (ADS); the counter value in Euros shall be determined on the exercise date of the BSA. The par value of each share is EUR 0.02.

This price may not be changed during the BSA period of validity, except in the event of adjustments in accordance with applicable laws and regulations.

Article 5.	Termination of the mandate of non-executive Board member of the Company - Exceptions

5.1    In the event of a termination, anticipated or not, of the Holder's mandate as non-executive Board member of the Company, the vesting schedule as defined under article 3 above - the “Vesting Schedule” - shall apply until its term, and Holder’s BSA shall be exercisable for the remaining term of such BSA, as if such Holder had remained Board member, except in the following cases (the “Cases”) :

-	the mandate is terminated by decision of the Board of Directors,

-	the Holder refuses the renewal of his/her mandate and/or to become member of the Strategic Advisory Board.

In the aforesaid Cases, the given Holder shall (i) lose any and all rights with regard to BSA not yet exercisable on the date of the such termination (hereafter the "Termination Date") - in accordance with the Vesting Schedule - but (ii) retain the right to exercise BSA that are exercisable and that have not yet been exercised provided that Holder exercises them within a period of thirty (30) days following the Termination Date.
After the expiry of such periods, the Holder shall lose any and all rights with regard to unexercised BSA which shall be null and void.

5.2    In the event the Holder whose mandate as non-executive Board member of the Company is terminated, accepts to be appointed as member of the Strategic Advisory Board on or before the date of termination of the aforesaid mandate, the Vesting Schedule shall apply until its term and Holder’s BSA shall be exercisable for the remaining term of such BSA, provided that the given Holder is still member of the Strategic Advisory Board.

Should the Holder lose his/her quality of member of the Strategic Advisory Board, for any reason whatsoever, before the end of his/her vesting schedule, said Holder shall lose any and all rights with regard to BSA not yet exercisable on the date of such loss (hereafter the "Loss Date"), in accordance with the Vesting Schedule.

In the event of the loss of his/her quality of member of the Strategic Advisory Board by decision of the Board of Directors, the Holder retains the right to exercise BSA that are exercisable and that have not yet been exercised provided that Holder exercises them within a period of thirty (30) days following the Loss Date. Otherwise, the Holder retains the right to exercise BSA that are exercisable and that have not yet been exercised for the remaining term of the BSAs.

After the expiry of such periods, the Holder shall lose any and all rights with regard to unexercised BSA which shall be null and void.

5.3.    Notwithstanding the provisions of article 5.1 and 5.2 above,

•
in the event of death of the Holder, all BSA subscribed by the Holder and not yet exercisable would nevertheless become exercisable by his/her heirs or beneficiaries from the effective date death, notwithstanding the Vesting schedule set forth under article 3 above, allowing said heirs or beneficiaries to exercise any and all remaining BSA, provided that such exercise occurs within a period of 6 months following the aforesaid death.

•
should the Company be subject to an acquisition by a third party, all BSA subscribed by the Holder and not yet exercisable would nevertheless become exercisable from the effective date of such change of control, notwithstanding the Vesting schedule set forth under article 3 above, allowing said Holder to exercise any and all remaining BSA, provided that such exercise occurs within a period of 90 days following the aforesaid acquisition.

Title 2. RIGHT OF EXERCISE - SUSPENSION - FORMALITIES - SHARES SUBSCRIBED

Article 6.     Suspension of the rights to exercise BSA

If necessary, the Board of Directors may suspend the right to exercise the BSA. In particular, a suspension may be ordered whenever a transaction concerning the Company’s share capital requires knowing in advance the exact number of shares that make up share capital or in the event that one of the financial transactions requiring an adjustment is carried out.

In such case, the Company shall inform the Holders of the BSA, indicating the date of the suspension and the date on which the right to exercise BSA will be re-established. Such suspension may not exceed 3 months.

If the right to exercise a BSA expires during a period in which rights are suspended, the period for exercising the BSA shall be extended by 3 months.

Article 7.    Conditions of exercise of BSA

All requests for exercising BSA, documented by the signature of the corresponding subscription certificate, shall be sent to the Company, and must be accompanied by a cheque or a money transfer made out to the Company's order in an amount corresponding to the number of shares subscribed. Alternatively, BSA may be exercised via any on-line equity incentives system which may be put in place by the Company.

Shares subscribed must be, at the time of subscription, either fully paid up in cash or by way of a set-off with a debt. Failure to do so renders the subscription of shares null and void.

Article 8.    Delivery and form of shares

Shares acquired by exercising BSA are registered in the books of the Company as registered shares.

Article 9.     Rights and availability of shares

The ordinary shares shall be subject to all provisions of the by-laws and shall enjoy all rights pertaining to shares of such class as from the date the increase in share capital is completed.

These shares shall be immediately transferable.

Title 3. REPRESENTATION OF HOLDERS - PROTECTION - AMENDMENT OF THE ISSUANCE AGREEMENT

Article 10.	Representation of Holders of BSA

Pursuant to the provisions of Article L. 228-103 of the French Commercial Code, the Holders of BSA are grouped into a body with legal personality protecting their joint interests (the "Masse"). General meetings of Holders meet at the registered office or in any other location of the department of the registered office or of bordering departments.

The Masse will appoint one or more representatives of the body, at the request of the Board of Directors. The representative(s) of the Masse will be governed by applicable legal and regulatory provisions. The representative of the masse will receive no remuneration for his/her duties.

Article 11.	Protection of Holders - Rights of the Company

11.1
Holders will enjoy the protection reserved by law and regulations for holders of securities giving access to the capital. The Company will provide the Holders, or their representative, with the information set out by the law and regulations.

11.2
During the entire period of validity of the BSA, the Company will have the option of changing its form or object, without obtaining prior authorisation from the Holders of BSA. In addition, the Company shall be entitled to change the rules for distributing profits, write down its capital, or create preferred shares entailing such modification or writing down, subject to the prior authorisation to be delivered pursuant the terms of Article L. 228-103 of the French Commercial code and provided that the Company accordingly take the measures necessary to maintain the rights of the Holders, in compliance with applicable legal and/or regulatory provisions.

11.3
Subject to the powers expressly reserved by law for the general meeting of shareholders and, as the case may be, for the general meeting and for the representative of the body of Holders, the Board of directors will be empowered to take any measure relating to the protection and adjustment of the rights of Holders as provided for by the law and regulations, in particular by Article L. 228-99 of the French Commercial Code.

11.4
The Issuance Agreement and the conditions for the subscription or allotment of equity securities determined at the time of the issuance may only be amended by the extraordinary general meeting of shareholders of the Company, with the authorisation of the Holders obtained under the conditions provided for by law, in particular by Article L. 228-103 of the French Commercial Code.

Article 12.    Binding effect - Amendment of the issuance agreement - Term - Jurisdiction

12.1	The Holders are automatically subject to this Issuance Agreement, through this subscription or acquisition of BSA.

12.2
This Issuance Agreement becomes effective on the date of effective subscription of the BSA and ends on the first of the following dates: (a) the expiry date of the BSA, (b) the date on which all the BSA have been exercised or waived. In addition, it will cease to be binding on each BSA Holder on the date on which such holder ceases to hold any BSA.

12.3
This Issuance Agreement is subject to French law. Any dispute relating to this Issuance Agreement or relating to the application of the terms and conditions of the BSA will be referred to the relevant court of the district of the Cour d’appel of the registered office of the Company.

SEQUANS COMMUNICATIONS    ______________________________

Mr/Ms.__________________________    ______________________________

(the "Holder"")

(The Holder shall initialize each page, sign the last page and write down: "read and approved")